Exhibit 12.1

GETTY REALTY CORP.

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES

(in thousands)

	Nine Months Ended September 30, 2017	2016	2015	2014	2013	2012
Earnings:
Earnings from continued operations before income taxes	$31,728	$42,081	$40,370	$20,405	$27,667	$13,513

Add fixed charges:
Interest expense	12,678	16,561	14,493	9,806	11,667	9,931
Portion of rents representative of the interest factor	1,281	1,792	1,973	2,029	2,364	2,634

Total fixed charges	13,959	18,353	16,466	11,835	14,031	12,565

Earnings	$44,406	$58,642	$54,863	$30,211	$39,334	$23,444

Total fixed charges	$13,959	$18,353	$16,466	$11,835	$14,031	$12,565

Ratio of earnings to fixed charges	3.18x	3.20x	3.33x	2.55x	2.80x	1.87x